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                              August 11, 2020

       Max Munn
       President
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 31, 2020
                                                            File No. 333-239892

       Dear Mr. Munn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

       Amendment 1 to Form S-1

       Dilution, page 33

   1. We note your dilution disclosures and are unable to recalculate the amounts you have presented in your
table. Specifically, it is unclear how you arrived at your pro forma net tangible book value at
June 30, 2020 of $7,125,478. Please provide us with the details of your calculations, or
otherwise revise your dilution determination accordingly.
 Max Munn
FirstName LastNameMax  Munn
Applied UV,  Inc.
Comapany
August 11, NameApplied
           2020        UV, Inc.
August
Page 2 11, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019, page 40

2.       In the first sentence of the first paragraph, you state    in six
months ended 2020, cash
         provided by operating activities was $303,148, as compared to cash provided in operating
         activities was $423,908 in three months ended 2019.    Please revise
your registration
         statement to compare your most recent operating cash to cash provided by operating activities of $535,610 for the six months ended June 30, 2019.
3.       In the third paragraph, your narrative says that    in six months
2020, cash provided by
         financing activities was $425,867, as compared to cash used in financing activities of
         $31,739 in six months ended 2019. Please revise your disclosure as these amounts do not correspond to the financing activities in your statements of cash flows for the six months ended June 30, 2020 and 2019.
Consolidated Financial Statements - June 30, 2020 and 2019
Note 10     Costs and Estimated Earnings on Contracts in Progress, page F-43

4. In Note 1, you disclose that deferred revenue from projects done at your Mount Vernon facility at June 30, 2020 and December 31, 2019 were $642,486 and $844,331, respectively. However, your tables in Note 10, which detail the costs and estimated earnings on contracts in progress at the Mount Vernon facility, show deferred revenue of
         $283,135 and $949,790 at June 30, 2020 and December 31, 2019,
respectively. Please
         revise your tables to reconcile these deferred revenue balances to the corresponding amounts appearing in Note 1 for each period presented. This comment also applies to the
         December 31, 2019 deferred revenue balance appearing in Note 10 on page F-20.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing